UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66581

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__   AND ENDING __12/31/23__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KBS Capital Markets Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Newport Center Drive, Suite 700
_____
                                (No. and Street)

Newport Beach	**CA**	**92660**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenny Tam	**949-797-0308**	**ktam@kbs.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly, LLP
_____
                (Name – if individual, state last, first, and middle name)

18500 Von Karman Avenue, 10th Floor	**Irvine**	**CA**	**92612**
(Address)	(City)	(State)	(Zip Code)

10/22/2003		23	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public Copy

OATH OR AFFIRMATION

I, Michael Zapata, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KBS Capital Markets Group, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELA ROSE KOENIG
Notary Public - California
Orange County
Commission # 2349046
My Comm. Expires Mar 22, 2025

Signature:

Title: Chief Operating Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC

STATEMENT OF FINANCIAL CONDITION

KBS Capital Markets Group, LLC
(a California limited liability company)
As of December 31, 2023
With Report of Independent
Registered Public Accounting Firm

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition
As of December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm...1

Statement of Financial Condition 2

Notes to Statement of Financial Condition..3



Report of Independent Registered Public Accounting Firm

To the Member and Management of KBS Capital Markets Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2016.

Minneapolis, Minnesota
April 1, 2024


KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2023


ASSETS

Cash and cash equivalents	$	461,571
Prepaid expenses and other assets		192,776
Total assets	$	654,347

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued liabilities	$	56,930
Accrued compensation		547
Total liabilities		57,477

Commitments and contingencies *(Note 6)*

Member's capital		596,870
Total liabilities and member's capital	$	654,347

See notes to financial statements.

Notes to Statement of Financial Condition
As of December 31, 2023

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose introducing broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company ("LLC") in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member"). During 2019, the Company wound down its principal operations; however, it will remain an operating entity in order to provide shareholder services to the KBS REITs, as defined below.

During the year ended December 31, 2023, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., and KBS Growth & Income REIT, Inc. (collectively referred to herein as the "KBS REITs"), all of which are affiliates of the Member. The offering periods of all KBS REITs had all closed prior to January 1, 2023.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Pursuant to Accounting Standards Update No. 2014-15, Presentation of Financial Statement Going Concern (Subtopic 205-40), management evaluates the Company's ability to continue as a going concern for one year after the date the financial statements are available for issuance. The Company focuses on providing shareholder services to existing offerings and does not generate revenue. Company operations are supported through capital contributions from the Member, and such capital contributions shall not be temporary.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to Statement of Financial Condition
As of December 31, 2023

2. Summary of Significant Accounting Policies (continued)

Basis of Presentation (continued)

For the year ended December 31, 2023, the Company had an operational cash shortfall of $1,108,384. Management of KBS Capital Markets Group, LLC believes the Member, KBS Holdings, LLC has the intent and ability to continue making capital contributions to the Company for the foreseeable future, sufficient to support the Company's limited operations.

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect assets and liabilities as of December 31, 2023. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses and is not exposed to any significant credit risk on cash.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

Notes to Statement of Financial Condition
As of December 31, 2023

2. Summary of Significant Accounting Policies (continued)

Accrued Compensation

Accrued compensation is primarily related to paid time off and employee benefits.

Taxes

As a Limited Liability Company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its Statement of Financial Condition, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed in accordance with Accounting Standards Codification 740-10, *Income Taxes* for the tax year ended December 31, 2023.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2023, the Company had net capital of $404,094 which was $399,094 in excess of the required minimum net capital of $5,000 as computed in accordance with Rule 15c3-1. The Company's aggregate indebtedness to net capital ratio was 0.14 to 1.

Notes to Statement of Financial Condition
As of December 31, 2023

3. Regulatory Requirements (continued)

The Company's management is responsible for compliance with the exemption provisions and its statements. The Company does not claim an exemption from SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company, during the reporting period, (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3).

4. Defined Contribution Plan

KBSRA sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service.

5. Commitments and Contingencies

Legal

The Company may be subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

6. Subsequent Events

The Company evaluates subsequent events up until the date the Statement of Financial Condition is available for issuance. As of April 1, 2024, no material subsequent events have occurred.